FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of March 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr J Pauley,
Mr MD Fleischer, Mr TD McKeith, Mr JL Kruger, Mr TW Rowland,
Mr MMC Mutloane and Mr SM Govender Directors of major
subsidiaries of Gold Fields Limited have retained some or all
and/or sold their shares (Performance Vesting Restricted Shares
("PVRS") which were awarded to them in terms of the Gold Fields
Limited 2005 Share Plan, as amended.

Details of the transaction are set out below:

	J Pauley
Nature of transaction	On market sale of shares in terms of the above scheme.
Transaction Date	14 March 2012
Number of Shares/Options	16 200
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R1,843,683.12
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	MD Fleischer
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares/Options	69 990
Class of Security	Ordinary Shares
Market Price per Share	R113,8076
Total Value	R7,965,393.92
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	TD McKeith
Nature of transaction	On market sale of shares in terms of the above scheme.
Transaction Date	14 March 2012
Number of Shares/Options	69 990
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R7,965,393.92
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	JL Kruger
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares/Options	30 600
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R3,482,512.56
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	TW Rowland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares/Options	40 170
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R4,571,651.29
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	MMC Mutloane
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2012
Number of Shares/Options	14 790
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R1,683,214.40
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

	SM Govender
Nature of transaction	On market sale of shares in terms of the above scheme.
Transaction Date	14 March 2012
Number of Shares/Options	12 798
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R1,456,509.66
Vesting Period	The award vests on the third anniversary following grant date
	SM Govender
Nature of transaction	Off market acquisition of shares in terms of the above scheme.
Transaction Date	14 March 2012
Number of Shares/Options	18 042
Class of Security	Ordinary Shares
Market Price per Share	R113.8076
Total Value	R2,053.316.72
Vesting Period	The award vests on the third anniversary following grant date

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

16 March 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 16 March 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs